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                            November 1, 2023

       Yoshihiro Koshiba
       Chief Executive Officer
       Metros Development Co., Ltd.
       Ginza Sanno Building 7F
       4-10-10, Ginza, Chuo-ku
       Tokyo 1040061
       Japan

                                                        Re: Metros Development
Co., Ltd.
                                                            Amendment No. 1 to
Registration Statement on Form F-1
                                                            Filed October 19,
2023
                                                            File No. 333-274696

       Dear Yoshihiro Koshiba:

                                                        We have reviewed your
amended registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Form F-1

       Description of Business, page 48

   1. We note your revised disclosure that you plan to use approximately 40% of the net amount of offering
proceeds for the development and marketing of the new real estate crowdfunding platform.
Please discuss in greater detail your specific plan for the
                                                        crowdfunding platform,
such as timing for the planned phases of development and
                                                        marketing, the
associated costs, how you expect to generate revenues from the platform, the period you expect
revenues to commence, and any risks associated with completing the platform.
 Yoshihiro Koshiba
Metros Development Co., Ltd.
November 1, 2023
Page 2

       Please contact Mark Rakip at 202-551-3573 or Kristina Marrone at 202-551-3429 if you
have questions regarding the financial statements and related matters. Please contact Catherine
De Lorenzo at 202-551-3772 or Brigitte Lippmann at 202-551-3713 with any other questions.



                                                           Sincerely,
FirstName LastNameYoshihiro Koshiba
                                                           Division of
Corporation Finance
Comapany NameMetros Development Co., Ltd.
                                                           Office of Real
Estate & Construction
November 1, 2023 Page 2
cc:       Craig D. Linder, Esq.
FirstName LastName